PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089       Fax: (604) 682-8094

News Release #04-19	TSX Venture: PMV
October 6, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 38,525,101

PMI VENTURES LTD. ANNOUNCES $500,000 NON-BROKERED PRIVATE PLACEMENT

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV], is pleased to announce a non-brokered private placement of up to 2,500,000 Units of the Company at a price of $0.20 per Unit to raise gross proceeds of up to $500,000. Each Unit will consist of one common share and one share purchase warrant, each share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of one year at a price of $0.35 per share. Funds raised will be used for continued exploration of the eight concessions operated by the Company and located along the Asankrangwa gold belt of southwest Ghana, and for general working capital.

This placement is subject to acceptance by regulatory authorities. The shares issued under the private placement will be subject to a four-month hold period from the date of TSX Venture Exchange approval.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For further information please contact:

Douglas R. MacQuarrie, President or Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089      Toll-Free: (888) 682-8089      Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.